ENERGY RECOVERY, INC.

1717 Doolittle Drive
San Leandro, CA 94577

September 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones

Re:	Energy Recovery, Inc. Registration Statement on Form S-3 Filed September 12, 2019 File No. 333-233730

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Energy Recovery, Inc. hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Friday, September 27, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

ENERGY RECOVERY, INC.

By: /s/ Chris Gannon
Name: Chris Gannon
Title: President and Chief Executive Officer

cc:	William Yeung, Energy Recovery, Inc. Andrew Thorpe, Orrick, Herrington & Sutcliffe LLP